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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 3)

                       VIDEO JUKEBOX NETWORK, INC.
                            (Name of Issuer)

                      COMMON STOCK, PAR VALUE $.001
                     (Title of Class of Securities)

                               92656G 10 8
                             (CUSIP Number)

                             Lawrence Mestel
                                Director
                      Island Trading Company, Inc.
                            825 Eighth Avenue
                               24th Floor
                        New York, New York 10019
                             (212) 333-6789
                   (Name, Address and Telephone Number
                 of Person Authorized to Receive Notices
                           and Communications)


                              July 8, 1996
                  (Date of Event which Requires Filing
                           of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement  [ ]



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1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Island Trading Company, Inc.
         Taxpayer Identification No. 13-3170327

2)       Check Appropriate Box if a Member of a Group
          (a)  [ ]
          (b)  [ ]

3)       SEC Use Only

4)       Source of Funds

         WC

5)       Check Box if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e)   [ ]


6)       Citizenship or Place of Organization

         New York

                           7)       Sole Voting Power
Number of
 Shares
Beneficially               8)       Shared Voting Power
 Owned By                           3,500,000
  Each
Reporting                  9)       Sole Dispositive Power
 Person
  With
                           10)      Shared Dispositive Power
                                    3,500,000

11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         3,500,000

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares    [ ]

13)      Percent of Class Represented By Amount in Row (11)

         14.62%

14)      Type of Reporting Person

         CO


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                  This Amendment No. 3 (the "Amendment") amends the Schedule
13D dated April 25, 1994 (the "April 1994 Statement") as amended by Amendment No. 1 dated April 25, 1995 ("Amendment No. 1") and Amendment No. 2 dated June 10, 1996 ("Amendment No. 2"). The April 1994 Statement, Amendment No. 1 and Amendment No. 2 are collectively referred to as the "Original Statement."

                  Except as specifically modified, amended or supplemented by this Amendment, all of the information in the Original Statement is unchanged. Capitalized terms not defined herein shall have the meanings provided in the Original Statement.

                  Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As a condition to the fulfillment of Liberty Media's obligation to complete the proposed purchase of certain outstanding shares of the Common Stock of the Company, the approval of Liberty Media's Board of Directors was required. Management of Liberty Media has informed a representative of the proposed sellers that the Board of Directors of Liberty Media has not approved the proposed purchase. Accordingly, the Letter Agreement, as amended and supplemented, has been terminated.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 11, 1996                          ISLAND TRADING COMPANY, INC.


                                               By: /s/ LAWRENCE MESTEL
                                               Name:   Lawrence Mestel
                                               Title:  Director